VIA SEDAR

September 18, 2020

British Columbia Securities Commission	Alberta Securities Commission
Saskatchewan Securities Commission	Manitoba Securities Commission
Ontario Securities Commission	Office of the Administrator of Securities, New Brunswick
Nova Scotia Securities Commission	The Toronto Stock Exchange

Dear Sirs:

Re: Burcon NutraScience Corporation - Report of Voting Results

In accordance with Section 11.3 of National Instrument 51-102 - Continuous Disclosure, the matters voted upon and the outcome of the votes at the Annual and Special Meeting of Shareholders (the "Meeting") of Burcon NutraScience Corporation (the "Corporation") held on September 17, 2020 in Vancouver, British Columbia are as follows:

1. Election of Directors

According to proxies received and a vote by ballot, the following individuals were elected as directors of the Corporation, with the following results:

Director Nominee	Votes For	% Votes For	Votes Withheld	% Votes Withheld	Non Votes
Rosanna Chau	32,895,237	95.14	1,682,035	4.86	3,060,577
David Lorne John Tyrrell	33,287,828	96.27	1,289,444	3.73	3,060,577
Alan Chan	32,271,402	93.33	2,305,870	6.67	3,060,577
J. Douglas Gilpin	34,076,928	98.55	500,344	1.45	3,060,577
Peter H. Kappel	33,510,587	96.92	1,066,685	3.08	3,060,577
David Ju	32,114,742	92.88	2,462,530	7.12	3,060,577
Calvin Chi Leung Ng	31,485,790	91.06	3,091,482	8.94	3,060,577
Debora S. Fang	34,084,498	98.57	492,774	1.43	3,060,577

2. Appointment of Auditors

According to proxies received and a vote by ballot, PricewaterhouseCoopers LLP were re-appointed as auditors of the Corporation for the ensuing year, with the following results:

Votes For	%	Votes Withheld	%	Non-Vote
37,358,012	99.49	189,755	0.51	90,082

3. Re-approval of Amended and Restated 2001 Share Option Plan

According to proxies received and a vote by ballot, the Amended and Restated 2001 Option Plan was re-approved by ordinary resolution of the shareholders, with the following results:

Votes For	%	Votes Against	%	Non-Vote
33,235,998	96.12	1,341,274	3.88	3,060,577

4. Continuation in the Province of British Columbia Pursuant to the Business Corporations Act (British Columbia)

According to proxies received and a vote by ballot, the continuation of the Corporation in the Province of British Columbia pursuant to the Business Corporations Act (British Columbia), was approved by special resolution of the shareholders, with the following results:

Votes For	%	Votes Against	%	Non-Vote
33,763,822	97.65	813,450	2.35	3,060,577

BURCON NUTRASCIENCE CORPORATION
By:	"Dorothy K.T. Law"
Name: Dorothy K.T. Law Title: Senior Vice President, Legal and Corporate Secretary